SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              America Online, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00002364Jl
                      (CUSIP Number of Class of Securities)

                                 Edward B. Stead
                  Vice President, General Counsel and Secretary
                              Apple Computer, Inc.
                                 1 Infinite Loop
                           Cupertino, California 95014
                                  408-996-1010
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                December 4, 1995
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

  Check the following box if a fee is being paid with this Statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on filed reporting beneficial ownership of more than five percent of a class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.












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  CUSIP No. 00002364Jl

  1.  Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons:

      Apple Computer, Inc. 94-2404110

  2.  Check the Appropriate Box if a Member of a Group:
                                              (a)  [ ]
                                              (b)  [ ]
  3.  SEC Use Only:

  4.  Source of Funds:

      OO

  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   [ ]
  6.  Citizenship or Place of Organization]:

      California, USA

                     7.   Sole Voting Power:    4,000,000
  Number of Shares
  Beneficially Owned 8.   Shared Voting Power:          0
  by Each Reporting
  Person with        9.   Sole Dispositive Power:4,000,000

                     10.  Shared Dispositive Power:          0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,000,000

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                   [ ]

  13. Percent of Class Represented by Amount in Row 9.:

      5.1%

  14. Type of Reporting Person:

      CO









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      The following items are amendments to the information included in the Schedule 13D dated February 8, 1994, as amended (the "Prior Schedule 13D"), filed by Apple Computer, Inc. with respect to the Common Stock of America Online, Inc. Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

  Item 5.  Interest in Securities of the Issuer.

      As a result of a stock split by the Company with a record date of November 29, 1995, Apple beneficially owns 4,000,000 Shares, representing approximately 5.1% of the shares of outstanding Common Stock (based on 79,109,698 shares of Common Stock outstanding, calculated by (a) adding the 2,000,000 shares issued to Apple in connection with the exercise of the Warrant on November 9, 1995 to (b) the 37,554,840 shares of Common Stock reported by the Company as outstanding of June 30, 1995 in its 1995 Annual Report, and (3) multiplying that sum by 2 to reflect the November 29, 1995 Stock split).

      Apple has sole power to dispose or direct disposition of the Shares and sole power to vote the Shares, except that the directors of Apple, solely by reason of their positions as such, may be deemed to have shared power to dispose of and to vote the Shares, and except that the power to vote or dispose of the Shares may be acquired by Goldman Sachs International under the terms of the Security Agreement described in
  Item 6 below in the event of a default by Apple as defined thereunder.

  Item 6.  Contracts, Arrangements, Understanding or
           Relationships With Respect to the Issuer.

      On December 4, 1995 Apple pledged the Shares to Goldman Sachs International to satisfy margin and security requirements under the Call Option pursuant to a Security Agreement (the "Security Agreement") between Apple and Goldman Sachs International. Apple retains beneficial ownership of the Shares.

      The description of the Security Agreement set forth in this Item 6 is qualified in its entirety by reference to Exhibit 7, which contains the text of the Security Agreement.

  Item 7.  Material to be Filed as Exhibits.

      Exhibit 7 -- Security Agreement dated as of February 6, 1995 between Apple Computer, Inc. and Goldman Sachs International













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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     APPLE COMPUTER, INC.



                                     By:___/s/ Gary Wipfler___________
                                     Name: Gary Wipfler
                                     Title: Assistant Treasurer


  Date: December 13, 1995



































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